

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2021

Harpreet Singh
Chief Executive Officer and Director
Immatics N.V.
Paul-Ehrlich-Straße 15
72076 Tübingen, Federal Republic of Germany

> **Re: Immatics N.V.**
> **Registration Statement on Form F-3**
> **Filed August 2, 2021**
> **File No. 333-258351**

Dear Dr. Singh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Li, Esq.